SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company)

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Donald A. Miller, CFA

Chief Executive Officer

Wells Real Estate Investment Trust, Inc.

6200 The Corners Parkway, Suite 500

Norcross, Georgia 30092

(770) 325-3700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and communications on Behalf of the Person Filing Statement)

Copies to:

Donald Kennicott, Esq.

Howard S. Hirsch, Esq.

Holland & Knight LLP

1201 West Peachtree Street, N.E.

One Atlantic Center, Suite 2000

Atlanta, Georgia 30309-3400

(404) 817-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by

Lex-Win Acquisition LLC, The Lexington Master Limited Partnership, Lex GP-1 Trust, Lexington Realty Trust, WRT Realty, L.P. and Winthrop Realty Trust (collectively, the Offerors”) to purchase up to 25,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Wells Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), at a price of $9.00 per share, less the amount of any dividends declared or made solely from capital transactions with respect to the Shares from and after May 25, 2007 (the “Offer Price”). Unless the Offer is extended, it will expire on June 27, 2007. As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive offices are as follows:

Wells Real Estate Investment Trust, Inc.

6200 The Corners Parkway, Suite 500

Norcross, Georgia 30092

(770) 325-3700.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 483,595,840 shares outstanding as of April 30, 2007.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by the Offerors pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 25,000,000 outstanding shares of Common Stock at a cash purchase price of $9.00 per share, less the amount of any dividends declared or made from capital transactions with respect to the Shares from and after May 25, 2007. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on May 25, 2007 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on June 27, 2007. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Offerors’ Schedule TO, the name, business address and telephone number of the Offerors are Lex-Win Acquisition LLC, The Lexington Master Limited Partnership, Lex GP-1 Trust, Lexington Realty Trust, WRT Realty, L.P. and Winthrop Realty Trust, Two Jericho Plaza, Wing A, Jericho, New York 11753, (212) 822-0022.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, other than the Standstill and Confidentiality Agreement described below, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Offerors and their executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest described in: (A) the sections entitled “Risk Factors,” “Description of the Internalization Transaction,” “Proposal I: The Internalization Proposal—Employment Agreements,” and “Proposal IV: The Incentive Plan Proposal—Compensation of our Executive Officers and Directors,” in the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on February 26, 2007 and incorporated herein by reference; (B) the sections entitled “Item 1A. Risk Factors—Risks Related to Conflicts of Interest,” “Item 7. Management’s Discussion and Analysis of Financial Condition,” “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Item 13. Certain Relationships and Related Transactions, and Director Independence,” and

“Wells Real Estate Investment Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004—Note 12. Related-Party Transactions” in the Annual Report on Form 10-K filed by the Company with the SEC on March 27, 2007 and incorporated herein by reference; (C) the sections entitled “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions and Agreements,” “Wells Real Estate Investment Trust, Inc. Condensed Notes to Consolidated Financial Statements March 31, 2007 — Note 6. Related-Party Transactions” “—Note 8. Subsequent Events” and “Item 1A. Risk Factors” in the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 9, 2007 and incorporated herein by reference to Exhibit (e)(3) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on May 14, 2007 (the “Madison Schedule 14D-9”) and mailed to the Company’s stockholders on or about May 14, 2007; (D) the descriptions of employment agreements with certain of the Company’s executive officers contained in Item 1.01 in the Current Reports on Form 8-K filed by the Company with the SEC on April 20, 2007 and May 14, 2007 and incorporated herein by reference to Exhibit (e)(4) to the Madison Schedule 14D-9; and (E) the description of deferred stock awards issued to certain executive officers contained in Item 5.02(e) in the Current Report on Form 8-K filed by the Company with the SEC on May 21, 2007, an excerpt from such report is attached as Exhibit (e)(5) and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A, the Annual Report on Form 10-K, and the Madison Schedule 14D-9 referred to above were previously delivered to all stockholders and are available for free on the SEC’s Web site at www.sec.gov.

On March 16, 2007, Lexington Realty Trust, one of the Offerors (“Lexington”), and the Company entered into a standstill and confidentiality agreement (the “Standstill and Confidentiality Agreement”). Pursuant to the Standstill and Confidentiality Agreement, Lexington agreed, subject to certain exceptions, to hold confidential for a period of two years (i) the existence of negotiations between the Company and Lexington relating to the possible sale by the Company of certain properties as described below to Lexington (the “Property Negotiations”) and (ii) all Company information made available to Lexington and its representatives in connection with the Property Negotiations. Lexington also agreed that, for a period of one year from the date of the Standstill and Confidentiality Agreement, unless specifically invited in writing by the Company, it would not effect or seek certain transactions involving the Company, including the following: (i) the acquisition of the Company’s securities; (ii) any tender or exchange offer involving the Company’s securities; (iii) any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction with respect to the Company; or (iv) any solicitation of proxies or consents to vote any securities of the Company. The Company believes that in commencing the Offer and taking other actions Lexington has breached its obligations under the Standstill and Confidentiality Agreement, and the Company has reserved all rights under such agreement.

Item 4. The Solicitation or Recommendation

(a)	Solicitation or Recommendation.

The Board of Directors, at a telephonic meeting held on June 4, 2007, thoroughly evaluated and assessed the terms of the Offer together with outside advisors. At such meeting, the Board of Directors unanimously determined that the Offer was not in the best interests of the stockholders of the Company and concluded to recommend that the Company’s stockholders reject the Offer and not tender their Shares to the Offerors pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

(b)	Background.

Over the past several months, the Company has been contacted by Lexington a number of times regarding possible transactions between the two companies. Management of Lexington and the Company initially met at Lexington’s request on February 15, 2007. During that meeting, management of Lexington indicated that they were concerned that the Company would be a formidable publicly traded competitor to Lexington if the Company were ultimately to become listed and that Lexington would be interested in pursuing various strategic transactions with the Company once the internalization transaction was completed. On February 20, 2007, at a regularly scheduled meeting of the Company’s board of directors (the “Board of Directors”), the Company’s management updated the Board of Directors with respect to its conversations with Lexington. In the absence of a specific proposal from

Lexington, the Board of Directors concluded not to pursue discussions with Lexington. Management of the Company communicated this conclusion to representatives of Lexington.

Notwithstanding the position of the Board of Directors, on March 5, 2007, Lexington sent a letter to the Special Committee of the Board of Directors (the “Special Committee”) which stated that Lexington was prepared to acquire all of the outstanding shares of the Company for $9.25 per share if the internalization did not occur and $8.90 per share if the internalization did occur and requesting that the Company provide nonpublic information to Lexington. The Lexington letter did not include any details with respect to such a transaction including details regarding financing, timing, closing conditions or due diligence. On March 7, 2007, the Special Committee met to discuss this letter and, after thorough and careful consideration and after consultation with outside advisors, the Special Committee determined to reject Lexington’s request for nonpublic information. The Special Committee concluded that the communication from Lexington was not likely to lead to a transaction that would be in the long-term best interests of the Company’s stockholders. Further, the Special Committee concluded that continuing to pursue the current strategic path was in the long-term best interests of the Company’s stockholders. On March 8, 2007, the Company sent a letter to Lexington setting forth the Company’s position.

Two years ago in April 2005, the Company sold 27 primarily single tenant, net lease properties to Lexington for approximately $756.3 million. Given this and the fact that Lexington had recently expressed to the Company its concern about the Company being a formidable publicly traded competitor, the Company thought that a sale of properties to Lexington would serve the strategic objectives of the Company and might also be attractive to Lexington. Accordingly, in connection with delivery of the March 8, 2007 letter, management of the Company indicated to representatives of Lexington that the Board of Directors of the Company had authorized management to discuss the possible sale of additional single-tenant, non-strategic net lease properties to Lexington. However, given Lexington’s prior actions and given that the aggregate value of such net lease properties was significant and that Lexington is a competitor of the Company, the Company informed Lexington that it would only provide material, nonpublic, competitively-sensitive information regarding the properties after signing a standstill and confidentiality agreement. Lexington and the Company negotiated the terms of a mutually acceptable agreement and, on March 16, 2007, entered into the Standstill and Confidentiality Agreement which is described in Item 3 above. Over the next two weeks, the Company provided Lexington certain material, nonpublic, competitively-sensitive information related to the net lease properties and the parties discussed the number of properties to be sold. On March 22, 2007, Lexington sent an initial offer to the Company to purchase 11 net lease properties for $600 million. On April 3, 2007, management of the Company informed management of Lexington that Lexington’s indicated value of $600 million was inadequate to pursue a negotiated non-marketed transaction at that point in time. The Company further communicated that it was continuing to assess the merits of the sale of these properties in the context of its overall strategy and that the Company would continue discussions with Lexington to the extent that it elected to move forward with the sale of such properties. On April 4, 2007, Lexington sent the Company a letter stating that it believed that negotiations on the sale of the net lease properties had ceased and that Lexington was released from certain unspecified provisions of the Standstill and Confidentiality Agreement. As described below, on April 11, 2007, the Company delivered a letter to Lexington that stated, among other things, that the Company disagreed with Lexington’s view that Lexington had been relieved from certain unspecified provisions of the Standstill and Confidentiality Agreement.

On April 5, 2007, notwithstanding the standstill restrictions in the Standstill and Confidentiality Agreement, Lexington sent the Special Committee another letter stating that it was prepared to purchase all of the outstanding shares of the Company and requesting the Company to enter into another confidentiality agreement and to provide further nonpublic information. This letter indicated that Lexington was prepared to pay $9.45 per share if the internalization transaction did not occur and $9.07 per share if the internalization transaction did occur (not the $9.00 per share number set forth in the Offerors’ Schedule TO). Again, the Lexington letter did not include any details with respect to such a transaction including details regarding financing, timing, closing conditions or due diligence. On April 10, 2007, the independent directors of the Board of Directors met to discuss this letter and, after thorough and careful consideration and after consultation with outside advisors, determined to reject Lexington’s request for additional nonpublic information. The independent directors of the Board of Directors concluded that the communication from Lexington was not likely to lead to a transaction that would be in the long-term best interests of the Company’s stockholders. On April 11, 2007, the Company informed Lexington that the independent directors of the Board of Directors had concluded that the Lexington expression of interest was insufficient to lead the Board of Directors to grant Lexington’s request to provide further nonpublic information. The Company also confirmed that the Standstill and Confidentiality Agreement remained in full force and effect and the Company reserved all of its rights under that agreement.

On April 16, 2007, the Company completed its previously announced internalization transaction.

There were no communications between the parties and their respective representatives during the period between April 11, 2007 and May 1, 2007. On May 1, 2007, Lexington sent email correspondence to the Company relating not to a transaction involving all of the outstanding shares of the Company but rather a tender for approximately 5.25% of the Company’s outstanding common shares. The e-mail correspondence included a number of draft documents, including draft tender offer materials for this Offer, a draft request pursuant to Rule 14d-5 under the Exchange Act, a draft complaint purporting to seek a declaration that the Standstill and Confidentiality Agreement had been terminated and a draft Answer and Counterclaim to a legal action that Lexington apparently anticipated to be filed by the Company (even though the Company had not filed any legal action against Lexington or its affiliates). On May 4, 2007, the Board of Directors met with management and outside advisors to discuss the email correspondence from Lexington. On May 7, 2007, the Company delivered a letter to Lexington stating, among other things, that the Standstill and Confidentiality Agreement remained in full force and effect, that proceeding with a tender offer based on the draft materials sent to the Company would once again breach Lexington’s obligations under the Standstill and Confidentiality Agreement, that the Company reserved all of its rights under the Standstill and Confidentiality Agreement and that certain statements set forth in the draft tender offer materials (including, without limitation, statements regarding the Standstill and Confidentiality Agreement and prior communications with the Company) were materially misleading.

During the week of May 7, 2007, management of Lexington contacted representatives of the Company and the parties discussed Lexington’s intentions with respect to the Company. Management of Lexington indicated that Lexington wanted to make money, and again indicated that they would be willing to consider any transaction with the Company that would yield that result, including an acquisition of net lease properties. Management of Lexington also indicated that if a transaction to acquire some number of properties could be agreed to, Lexington would not make any further proposals to the Company or to the Board of Directors. Management of Lexington further indicated that it would be unwilling to complete a transaction with respect to all 11 net lease properties at a price that was acceptable to the Company but that it was interested in continuing discussions with respect to the acquisition of five of these net lease properties. Lexington further specified which of the properties it would be interested in purchasing and communicated its view of values of such properties, which value was below the aggregate appraised value of these properties.

At a meeting of the Board of Directors held on May 15, 2007, management and the Company’s outside advisors updated the Board of Directors on recent communications from Lexington and also discussed with the Board of Directors the draft tender offer and litigation materials previously sent by Lexington. The Board of Directors directed representatives of the Company to contact Lexington to attempt to determine Lexington’s true interest with respect to a potential transaction involving the Company or its properties. Further, in response to the request of Lexington, the Board of Directors authorized representatives of the Company to engage in discussions regarding Lexington’s interest in the purchase of five net lease properties. Ultimately the parties could not agree on the terms of a transaction with respect to the five properties.

On May 17, 2007, representatives of the Company had a telephone call with management of Lexington. Management of Lexington told representatives of the Company that Lexington wanted to make at least $10 million in connection with a transaction with the Company. Management of Lexington indicated that they were willing to consider a variety of transactions, including purchasing properties from the Company, purchasing shares of the Company’s common stock through a tender offer, purchasing shares of the Company’s common stock directly from the Company and purchasing shares of the Company’s common stock from Leo Wells, the former Chairman of the Company. Management of Lexington invited the Company to make a proposal to Lexington that would satisfy Lexington’s objectives of making money. The Company’s representatives committed to report Lexington’s communications to the Board of Directors and did so at a meeting of the Board of Directors on May 19, 2007.

On May 22, 2007, management of Lexington proposed to representatives of the Company that Lexington commence a “mini-tender” for less than 5% of the Company’s outstanding common stock at a purchase price equal to or greater than $9.00 per share. Management of Lexington again indicated to the Company that Lexington wanted to make money and, in exchange for the Company permitting the Lexington mini-tender to proceed and the

Board not recommending against the mini-tender, Lexington would agree to enhanced standstill obligations and a lock-up agreement with respect to its shares. Representatives of the Company told management of Lexington that the Company would consider such a transaction, but they believed that the Board of Directors would want to recommend against such a mini-tender because the Board would not believe that the proposed tender offer price reflected the long-term value of the Company’s common stock.

On May 23, 2007, the Company filed a registration statement on Form S-11 for an offering of its common stock and stated its intention to list its common stock on the New York Stock Exchange.

Representatives of the Company and management of Lexington continued to negotiate the terms of the proposed mini-tender and enhanced standstill obligations and lock-up agreement through the morning of May 25, 2007.

On the afternoon of May 25, 2007, without advance notice to the Company, Lexington commenced this Offer.

The Board of Directors met on May 29, 2007 and June 1, 2007 with its outside advisors and the Company’s management for preliminary discussions regarding the Offer.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, as well as the Company’s outside advisors; (2) reviewed the terms and conditions of the Offer; (3) reviewed other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of properties, and future prospects.

The reasons for the Board’s recommendation include, without limitation:

•

the Board’s significant knowledge of the strength of the Company’s assets and the belief that real estate valuations for Class A office properties have generally improved since the $8.93 net asset valuation determination made on January 3, 2007;

•	discussions with financial advisors regarding the long-term potential values of the Company and its shares based on various potential future strategies;

•

the current business plan in effect for the future of the Company as disclosed in the Registration Statement filed on Form S-11 with the SEC on May 23, 2007, including a potential listing of its shares of common stock on a national exchange;

•

the Board’s belief that the Offer represents an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company;

•

the Board’s belief that the timing of the Offer is intended to take advantage of any potential increase in the value of the Company’s shares associated with a possible listing and trading of the Company’s shares on a national exchange;

•

the amount of the consideration offered to the Company’s stockholders is uncertain given that a deduction will be made from the $9.00 per share consideration equal to the aggregate amount of any dividends declared or made from any “capital transactions” and the determination of what constitutes a “capital transaction” is in the sole discretion of the Offerors; and

•	the Offer is subject to certain conditions, many of which provide the Offerors with the sole discretion to determine whether the conditions have been met, including:

•

that no change or development shall have occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company which, in the reasonable judgment of the Offerors, is or will be materially adverse to the Company; and

•	the Offerors shall have become aware of any fact that, in the reasonable judgment of the Offerors, does or will have a material adverse effect on the value of the Company’s shares.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer.

(d) Intent to Tender.

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6. Interest in Securities of the Subject Company

Except as described below, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Name of Acquirer	Date of Transaction	Nature of Transaction		Number of Shares of Common Stock		Price
Wells Advisory Services I, LLC	April 16, 2007	internalization transaction		19,546,302		$8.9531
Wells Capital, Inc.	April 16, 2007	internalization transaction		22,339		$8.9531
Laura P. Moon	May 18, 2007	Deferred Stock Award	*	6,250	*	n/a
Carroll A. Reddic IV	May 18, 2007	Deferred Stock Award	*	6,250	*	n/a
Robert E. Bowers	May 18, 2007	Deferred Stock Award	*	15,000	*	n/a
Raymond L. Owens	May 18, 2007	Deferred Stock Award	*	17,500	*	n/a
Donald A. Miller, CFA	May 18, 2007	Deferred Stock Award	*	25,625	*	n/a
Various Other Employees	May 18, 2007	Deferred Stock Award	*	120,588	*	n/a

*	Shares were issued pursuant to the Company’s 2007 Omnibus Incentive Plan. No purchase price was paid for such shares. The shares indicated above include only the amount of shares vested on May 18, 2007. See Exhibit (e)(5) for a full description of the Deferred Stock Awards made to the Company’s executive officers, including the unvested portions of such awards to executive officers.

Item 7. Purposes of the Transaction and Plans or Proposals

The Company has not undertaken any action and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

The Company’s future distributions will be at the discretion of its Board of Directors. The Company has filed a Registration Statement on Form S-11 for an offering of its common stock and intends to list its common stock on the New York Stock Exchange. To date, the Company’s regular distributions per share have been above the levels typically paid by publicly traded office REITs relative to cash available for distribution. When determining the amount of future distributions, the Company expects that its Board of Directors will consider, among other factors, the benefits of maintaining distribution coverage ratios more similar to those paid by most other publicly traded office REITs.

Item 8. Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide dividends to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•

The Company’s funds generated from operations may not be sufficient to cover desired levels of distributions to the Company’s stockholders, and the Company’s distributions may change from the levels the Company has historically paid.

•	The Company has a limited operating history as a self-advised REIT, which makes the Company’s future performance and the performance of your investment difficult to predict.

•

The Company’s growth will partially depend upon future acquisitions of properties, and the Company may not be successful in identifying and consummating suitable acquisitions that meet the Company’s investment criteria, which may impede the Company’s growth and negatively affect the Company’s results of operations.

•

If the Company uses significant cash balances and debt capacity to repurchase shares of the Company’s common stock, the Company would have a reduced capacity to acquire additional properties, which could impede the Company’s growth.

•

The Company depends on tenants for its revenue, and accordingly, lease terminations and/or tenant defaults, particularly by one of the Company’s large, lead tenants, could adversely affect the income produced by the Company’s properties, which may harm the Company’s operating performance.

•	The Company is dependent on external sources of capital, which may not be available on favorable terms, if at all.

•

The Company faces considerable competition in the leasing market and may be unable to renew or re-let expiring leases, which may ultimately decrease or prevent increases in the occupancy and rental rates of the Company’s properties.

•

The Company depends on key personnel, including, but not limited to, Donald A. Miller, Robert E. Bowers, Laura P. Moon, Raymond L. Owens and Carroll A. Reddic, each of whom would be difficult to replace.

•

Failure to qualify as a REIT would reduce the Company’s net income and cash available for distributions. Even if the Company qualifies as a REIT, the Company may incur certain tax liabilities that would reduce the Company’s cash flow and impair the Company’s ability to make distributions or to meet the annual distribution requirement for REITs.

•

The Company will compete with the Company’s former advisor and its affiliates for properties and tenants, and the Company’s former advisor may have or may obtain competitively advantageous information not available to other real estate companies with which the Company competes.

•

The Company’s Chief Executive Officer and its Chief Financial Officer will be subject to certain conflicts of interest with regard to enforcing some of the agreements entered into by the Company in connection with the Company’s acquisition of affiliates of the Company’s former advisor, including indemnification provisions.

•

Provisions of the Company’s organizational documents, including a limitation on the number of shares a person may own, and provisions of Maryland law may discourage third parties from pursuing a change of control transaction that could involve a premium price for the Company’s common stock or otherwise benefit the Company’s stockholders.

•

Because the Company is primarily focused on the acquisition, ownership, management and development of office properties, the Company’s business and operating results would be adversely affected by an economic downturn in the office sector of the property market. Such a downturn would have a greater adverse effect on the Company’s rental revenues than if the Company owned a more diversified real estate portfolio.

In addition to the foregoing, the Company faces certain additional risks as described more fully in (A) the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 27, 2007 and incorporated herein by reference, and (B) the section entitled “Item 1A. Risk Factors” in the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 9, 2007 and incorporated herein by reference to Exhibit (e)(3) to the Madison Schedule 14D-9.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Letter to the stockholders of Wells Real Estate Investment Trust, Inc. dated June 8, 2007•

(e)(1)	Excerpts from the Annual Report on Form 10-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on March 27, 2007**

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Wells Real Estate Investment Trust, Inc. with the SEC on February 26, 2007**

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Wells Real Estate Investment Trust, Inc. with the SEC on May 9, 2007**

(e)(4)	Excerpts from Current Reports on Form 8-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on April 20, 2007 and May 14, 2007**

(e)(5)	Excerpt from Current Report on Form 8-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on May 21, 2007

(e)(6)	Standstill and Confidentiality Agreement, dated March 16, 2007, by and between the Wells Real Estate Investment Trust, Inc. and Lexington Realty Trust

•	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
**	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Donald A. Miller, CFA
Donald A. Miller, CFA Chief Executive Officer

Date: June 8, 2007

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Letter to the stockholders of Wells Real Estate Investment Trust, Inc. dated June 8, 2007•

(e)(1)	Excerpts from the Annual Report on Form 10-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on March 27, 2007**

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Wells Real Estate Investment Trust, Inc. with the SEC on February 26, 2007**

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Wells Real Estate Investment Trust, Inc. with the SEC on May 9, 2007**

(e)(4)	Excerpts from Current Reports on Form 8-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on April 20, 2007 and May 14, 2007**

(e)(5)	Excerpt from Current Report on Form 8-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on May 21, 2007

(e)(6)	Standstill and Confidentiality Agreement, dated March 16, 2007, by and between the Wells Real Estate Investment Trust, Inc. and Lexington Realty Trust

•	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
**	Incorporated by reference as provided in Items 3 and 8 hereto.